Exhibit 8.1
Significant Subsidiaries

Subsidiaries of Millicom International Cellular S.A.	Country
Telemóvil El Salvador, S.A. de C.V.	El Salvador
Millicom Cable Costa Rica S.A.	Costa Rica
Telefónica Celular de Bolivia S.A.	Bolivia
Telefónica Celular del Paraguay S.A.	Paraguay
Telecomunicaciones Digitales, S.A. (formerly Cable Onda S.A.)	Panama
Grupo de Comunicaciones Digitales S.A. (formerly Telefónica Móviles Panamá S.A.)	Panama
Telefónica Celular de Nicaragua S.A.	Nicaragua
Colombia Móvil S.A. E.S.P.	Colombia
UNE EPM Telecomunicaciones S.A.	Colombia
Edatel S.A. E.S.P	Colombia
Comunicaciones Celulares S.A.	Guatemala
Navega.com S.A.	Guatemala
Millicom International Operations S.A.	Luxembourg
Millicom International Operations B.V.	Netherlands
Millicom Telecommunications S.A.	Luxembourg
InfraCo S.A.	Luxembourg
Millicom LIH S.A.	Luxembourg
MIC Latin America B.V.	Netherlands
Millicom Holding B.V.	Netherlands
Millicom International Services LLC	USA
Millicom Services UK Ltd	UK
Millicom Spain S.L.	Spain